Exhibit 99.2

WALLBOX N.V. AND SUBSIDIARIES

Interim Condensed Consolidated Financial Statements

June 30, 2024 and 2023

WALLBOX N.V.

WALLBOX N.V.

Interim Condensed Consolidated statements of financial position as of June 30, 2024 and December 31, 2023

(In thousand Euros)	Notes	June 30, 2024 (*)	December 31, 2023
Assets
Non-Current Assets
Property, plant and equipment	8	72,621	76,183
Right-of -use assets	9	34,128	35,423
Intangible assets	10	99,358	94,049
Goodwill	10	11,080	13,385
Non-current financial assets	11	1,579	1,521
Tax credit receivables	22	5,847	6,056
Total Non-Current Assets		224,613	226,617
Current Assets
Inventories	12	84,907	92,478
Trade and other financial receivables	11	42,590	43,416
Other receivables	22	5,470	8,429
Current financial assets	11	6,002	5,810
Deferred charges		1,922	1,276
Advance payments	12	4,057	4,357
Cash and cash equivalents	13	59,748	101,158
Total Current Assets		204,696	256,924
Total Assets		429,309	483,541
Equity and Liabilities
Equity
Share capital	14	50,646	50,352
Share premium	14	489,598	481,615
Accumulated deficit	14	(478,429)	(420,195)
Other equity components	14	26,022	32,149
Foreign currency translation reserve	14	9,741	5,868
Total Equity attributable to owners of the Company		97,578	149,789
Non-controlling interest		21	22
Total Equity		97,599	149,811
Liabilities
Non-Current Liabilities
Loans and borrowings	11	90,925	80,861
Lease liabilities	9 and 11	33,232	34,063
Provisions	15	14,956	13,836
Government grants	16	4,568	4,849
Deferred tax liabilities	22	8,694	9,347
Long term deferred income		2,678	—
Total Non-Current Liabilities		155,053	142,956
Current Liabilities
Loans and borrowings	11	125,757	126,496
Derivative warrants liabilities	11	1,977	3,119
Lease liabilities	9 and 11	4,855	4,914
Trade and other financial payables	11	36,948	45,081
Other payables	22	4,198	6,209
Provisions	15	1,619	1,752
Government grants	16	500	551
Contract liabilities	17	803	2,652
Total Current Liabilities		176,657	190,774
Total Liabilities		331,710	333,730
Total Equity and Liabilities		429,309	483,541

(*) Unaudited

The notes form an integral part of these interim condensed consolidated financial statements.

WALLBOX N.V.

Interim Condensed Consolidated statements of profit or loss and other comprehensive income for the six months ended June 30, 2024 and 2023

(In thousand Euros)	Notes	June 30, 2024 (*)	June 30, 2023 (*)
Revenue	17	91,893	68,020
Changes in inventories and raw materials and consumables used	18	(55,749)	(45,328)
Employee benefits	19	(36,991)	(45,069)
Other operating expenses	18	(27,962)	(34,603)
Amortization and depreciation	8,9,10	(18,418)	(12,380)
Impairment of goodwill	10	(2,349)	—
Net other income		527	1,755
Operating Loss		(49,049)	(67,605)
Financial income	20	957	569
Financial expenses	20	(11,574)	(6,704)
Change in fair value of derivative warrant liabilities	11	1,239	502
Foreign exchange gains/(losses)		(1,074)	985
Financial Results		(10,452)	(4,648)
Loss before Tax		(59,501)	(72,253)
Income tax credit	22	1,266	1,621
Loss for the Period	21	(58,235)	(70,632)
Attributable to:
Equity holders of the Company		(58,234)	(70,632)
Non-controlling interest		(1)	—
Loss per share
Basic and diluted losses per share (euros per share)	21	(0.31)	(0.40)
Loss for the Period		(58,235)	(70,632)
Other comprehensive (loss)/income
Other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods
Currency translation differences in foreign operations, net of tax		3,873	(2,687)
Net other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods		3,873	(2,687)
Other comprehensive (loss)/income for the Period		3,873	(2,687)
Total comprehensive loss for the Period		(54,362)	(73,319)

(*) Unaudited

The notes form an integral part of these interim condensed consolidated financial statements.

WALLBOX N.V.

Interim Condensed Consolidated statements of changes in equity for the six months ended June 30, 2024 and 2023

	Attributable to owners of the Company
(In thousand Euros)	Notes	Share capital	Share premium	Accumulated deficit	Other equity components	Currency translation reserve	Total equity
Balance at January 1, 2023		45,769	378,240	(306,696)	41,240	10,597	169,150
Total comprehensive (loss)/income for the period
Loss for the Period		—	—	(70,632)	—	—	(70,632)
Other comprehensive income/(loss) for the period		—	—	—	—	(2,687)	(2,687)
Total comprehensive income for the period		—	—	(70,632)	—	(2,687)	(73,319)
Transactions with owners of the Company	15
Contribution of equity (Private placement)		2,260	42,689	—	—	—	44,949
Contribution of equity (Coil Acquisition)		33	2,284	—	(2,317)	—	—
Contribution of equity (ATM)		307	5,909	—	—	—	6,216
Contribution of equity (Execution of option and warrants)		250	10,374	—	(9,840)	—	784
Business combinations to be settled in equity instruments		—	—	—	1,332	—	1,332
Share based payments		—	—	—	10,675	—	10,675
Total contributions and distributions		2,850	61,256	—	(150)	—	63,956
Total transactions with owners of the Company		2,850	61,256	(70,632)	(150)	(2,687)	(9,363)
Balance at June 30, 2023 (*)		48,619	439,496	(377,328)	41,090	7,910	159,787

(*) Unaudited

The notes form an integral part of these interim condensed consolidated financial statements.

WALLBOX N.V.

Interim Condensed Consolidated statements of changes in equity for the six months ended June 30, 2024 and 2023 (continued)

	Attributable to owners of the Company
(In thousand Euros)	Notes	Share capital	Share premium	Accumulated deficit	Other equity components	Currency translation reserve	Total	Non- controlling interest	Total
Balance at January 1, 2024		50,352	481,615	(420,195)	32,149	5,868	149,789	22	149,811
Total comprehensive (loss)/income for the period
Loss for the Period		—	—	(58,234)	—	—	(58,234)	(1)	(58,235)
Other comprehensive (loss)/income for the period		—	—	—	—	3,873	3,873	—	3,873
Total comprehensive income for the period		—	—	(58,234)	—	3,873	(54,361)	(1)	(54,362)
Transactions with owners of the Company
Contribution of equity (Execution of options and warrants)		291	8,258	—	(8,108)	—	441	—	441
Share based payments		—	—	—	1,981	—	1,981	—	1,981
Others		3	(275)	—	—	—	(272)	—	(272)
Total contributions and distributions		294	7,983	—	(6,127)	—	2,150	—	2,150
Total transactions with owners of the Company		294	7,983	(58,234)	(6,127)	3,873	(52,211)	(1)	(52,212)
Balance at June 30, 2024 (*)		50,646	489,598	(478,429)	26,022	9,741	97,578	21	97,599

(*) Unaudited

The notes form an integral part of these interim condensed consolidated financial statements.

WALLBOX N.V.

Interim Condensed Consolidated statements of cash flows for the six months ended June 30, 2024 and 2023

(In thousand Euros)	Notes	June 30, 2024 (*)	June 30, 2023 (*)
Cash flows from Operating Activities
Loss for the Period		(58,235)	(70,632)
Adjustments for:
Amortization and depreciation	8, 9 and 10	18,418	12,380
Impairment of goodwill	10	2,349	—
Expected credit loss for trade and other receivables	11 and 18	828	1,380
Other Impairments	10, 11 and 18	983	(932)
Impairments of financial assets		—	289
Change in provisions	15	5	1,696
Government grants	16	(271)	(1,421)
Financial income	20	(957)	(569)
Financial expenses	20	11,574	6,704
Change in fair value of derivative warrant liabilities	11	(1,239)	(502)
Exchange differences		1,074	(985)
Income tax credit	22	(1,266)	(1,621)
Share based payments expense	19	1,981	12,007
Changes in
- inventories		5,667	12,021
- trade and other financial receivables		880	1,829
- other assets		333	(1,212)
- trade and other financial payables		(546)	(16,568)
- contract liabilities		829	1,677
Net cash used in operating activities		(17,593)	(44,459)
Cash flows from Investing Activities
Acquisition of intangible assets	10	(15,998)	(16,715)
Acquisition of property, plant and equipment	8	(6,260)	(12,350)
Acquisition of subsidiaries, net of cash acquired		(3,403)	—
Proceeds from sale of financial assets at fair value through profit or loss	11	—	11
Net cash used in investing activities		(25,661)	(29,054)
Cash flows from Financing Activities
Proceeds from issuing equity instruments (private placement)	14	—	44,949
Proceeds from issuing equity instruments (ATM)	14	—	6,216
Proceeds from issuing equity instruments (Warrants conversions and others)	19	169	784
Proceeds from government grants	16	1,524	5,310
Proceeds from loans	11	378,428	261,526
Repayments of loans	11	(367,681)	(214,353)
Payment of principal portion of lease liabilities	9	(2,406)	(1,310)
Payment of interest on lease liabilities	9	(963)	(593)
Interest and bank fees paid	20	(11,105)	(5,369)
Net cash from financing activities		(2,034)	97,160
Net increase in cash and cash equivalents		(45,288)	23,647
Cash and cash equivalents at beginning of period		101,158	83,308
Exchange gains/(losses)		3,878	(1,401)
Cash and cash equivalents at the end of the period		59,748	105,554

(*) Unaudited

The notes form an integral part of these interim condensed consolidated financial statements.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

1.
Reporting Entity

Wallbox N.V. (the “Company” or “Wallbox”) was incorporated as a Dutch private limited liability company under the name Wallbox B.V. on June 7, 2021 and was subsequently converted into a Dutch public limited liability company. Wallbox is registered in the Commercial Registry of the Netherlands Chamber of Commerce under ID number 83012559. Its statutory seat is in Amsterdam, the Netherlands, and the mailing and business address of its principal executive office is Carrer del Foc 68, 08038 Barcelona, Spain.

These interim condensed consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is primarily involved in the development, manufacturing, and sales of innovative solutions for charging electric vehicles. For further information of the Group, refer to the consolidated financial statements for the financial year ended December 31, 2023, published on March 21, 2024.

Wallbox is the parent entity of the Group. The Group’s subsidiaries as of June 30, 2024 and 2023 are set out in Note 26. Unless otherwise stated, their share capital consists solely of ordinary shares which are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group.

Wallbox is listed on the New York Stock Exchange (“NYSE”) with the ticker WBX.

2.
Basis of Preparation

These interim condensed consolidated financial statements as of and for the six months ended June 30, 2024 which have been based on the accounting records kept by the Company and its subsidiaries, were prepared by the Board of Directors of Wallbox in accordance with International Auditing Standard 34 “Interim financial reporting” (“IAS 34”), and of all the obligatory accounting principles and rules and measurement bases. Accordingly, they are a fair presentation of the equity and consolidated financial position of the Group as of June 30, 2024, as well as the results of its operations, the consolidated changes in equity and the consolidated cash flows during the interim period ended on that date.

As it has been indicated, this interim consolidated financial information has been prepared in accordance with IAS 34, meaning that these interim condensed consolidated financial statements do not include all the information and disclosures that would be required for the complete consolidated financial statements prepared in accordance with the International Financial Reporting Standards (“IFRS”), and must be read together with the consolidated financial statements for the financial year ended December 31, 2023, drawn up in accordance with the existing IFRS as issued by the International Accounting Standards Board (“IASB”), which were published on March 21, 2024.

Going concern:

The accompanying interim condensed consolidated financial statements have been prepared assuming the Group will continue as a going concern. The going concern basis of presentation assumes the Group will continue in operation for at least a period of one year after the date these interim condensed consolidated financial statements are issued and contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Wallbox has incurred net losses and significant cash outflows from cash used in operating activities over the past years, as it has been investing significantly in the development of its electric vehicle charging products and setting up commercial subsidiaries in many countries. During the six months ended June 30, 2024, the Company incurred a consolidated net loss of Euros 58,235 thousand and net cash flows used in operating activities amounted to Euros 17,593 thousand. As of June 30, 2024, the Company had an accumulated deficit of Euros 478,429 thousand but a positive total equity balance of Euros 97,599 thousand. As of June 30, 2024, cash and cash equivalents amounts to Euros 59,748 thousand.

In assessing the going concern basis of preparation of the interim condensed consolidated financial statements, Wallbox had to estimate the expected cash flows for the 12 months from the date these interim condensed consolidated financial statements are issued, including compliance with covenants, the exercise of warrants and availability of other financial funding from banks.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Based on these estimations, management has assessed that Wallbox will be able to fund the expected cash outflows in the next 12 months. Although the expectation for the coming year is that the Company will continue to have net losses and make additional investments, the cash and funding availability is sufficient for more than the 12 months from the date these interim condensed consolidated financial statements are issued.

Basis of measurement

These interim condensed consolidated financial statements have been prepared on a historical cost basis. The only exceptions to the application of the cost basis during their preparation have been the subsequent measurement of:

•
financial assets related to investment, which are measured at fair value through other comprehensive income (“FVTOCI”);
•
financial investments related to investment funds with institutions, which are measured at fair value through profit of loss (“FVTPL”); and
•
derivative warrant liabilities and contingent consideration related to the business acquisitions, which are measured at FVTPL.

Basis of consolidation

The consolidation basis applied in the interim condensed consolidated financial statements is consistent with the basis applied in the consolidated financial statements for the year ended on December 31, 2023 (the “2023 Consolidated Financial Statements”).

These interim condensed consolidated financial statements are presented in Euros, which is also the Company’s functional currency. All amounts have been rounded to the nearest unit of thousand Euros, unless otherwise indicated.

Changes in the scope of consolidation

There have not been any changes in the scope of consolidation since December 31, 2023.

3.
Use of Judgements and Estimates

The preparation of these interim condensed consolidated financial statements requires, as established by IAS 34, the Board of Directors of the Group to make certain estimates and judgements that do not differ significantly from those considered in the preparation of the 2023 Consolidated Financial Statements set out in Note 3 thereto.

During the six months ended June 30, 2024, no significant changes have occurred in the assumptions linked to the judgements and estimates disclosed in the 2023 Consolidated Financial Statements.

During the six months ended June 30, 2024, no impairment indicators were identified that would lead to a decrease in value of non-current assets (including goodwill) as compared to what was reported in the 2023 Consolidated Financial Statements, except for the Nordics Cash Generating Unit ("CGU") disclosed in Note 10.

Critical judgement and estimates

A summary of the critical aspects that have also involved a greater degree of judgement or complexity, or those in which the assumptions and estimates have an influence on the preparation of these financial statements, is given below.

Key assumptions concerning the future and other relevant data on the estimation of uncertainty at the reporting date, which entail a considerable risk of significant changes in the value of the assets and liabilities in the coming year, are as follows:

•
Going concern: Disclosures related to the going concern have been included in Note 2.
•
Share-based payments: The Company’s management measures equity settled share-based payments at fair value at the grant date and recognizes the cost over the vesting period, with a corresponding increase in equity. The expense is based upon management’s estimate of the percentage of equity instruments expected to vest. At each reporting date,

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements management revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

Prior to the listing of Wallbox’s Class A ordinary shares, nominal value €0.12 per share (“Class A Shares”) on NYSE on October 4, 2021, the ordinary shares of Wallbox Chargers, S.L.U. were not listed on a public stock exchange and, as such, the calculation of the fair value of its ordinary shares prior to this date was subject to a greater degree of estimation in determining the basis for share- based options that it issued.

The Company’s management determined the estimated fair value of its awards based on the estimated market price of the Company’s stock on the date of grant, typically determined by reference to the reported closing price of Wallbox’s Class A Shares on the grant date, and by applying methodologies generally accepted for this kind of valuation (see Note 19).

The date at which the fair value of the equity instruments granted is measured for the purposes of IFRS 2 for transactions with employees and others providing similar services is the grant date. Grant date is the date at which the entity and the employee agree to a share-based payment arrangement, at which point the entity and the counterparty have a shared understanding of the terms and conditions of the arrangement. At grant date, the entity confers on the counterparty the right to cash, other assets, or equity instruments of the entity, provided the specified vesting conditions, if any, are met. If that agreement is subject to an approval process (for example, by shareholders), the grant date is the date when that approval is obtained.

The assumptions underlying the valuations represent the Company’s best estimates, which involve inherent uncertainties and the application of management judgement (see Note 19).

•
Measurement of awards granted under new plans during the six months ended June 30, 2024 has been consistent with that of prior period plans.
•
Measurement of put option liability for the business combination of ABL occurred in 2023 which has been consistent with the valuation disclosed in the 2023 Consolidated Financial Statements.

Additionally, there have been no changes in the judgement and estimates related to the impairment of non-current assets (including goodwill), except for the impairment of goodwill recognized in the Nordics CGU disclosed in Note 10, the capitalization of development cost by determination of the useful life of intangible assets, or the recognition of the income tax as disclosed in the 2023 Consolidated Financial Statements.

4.
New IFRS and IFRIC not yet effective

The standards and interpretations effective during the six months ended June 30, 2024 and those issued but not yet in force are detailed below:

a)
Standards and interpretations effective as of January 1, 2024
•
Classification of liabilities as current or non-current and non-current liabilities with Covenants (Amendments to IAS 1)
•
IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments (Amendments): Disclosures to enhance disclosures on reverse factoring arrangements
•
Lease liability in a Sale and Leaseback (Amendment to IFRS 16)
•
International tax reform – Pillar II Model rules (Amendment to IAS 12)
b)
The Group has not had any significant impacts on the interim condensed consolidated financial statements for the six months ended June 30, 2024. New standards, amendments and interpretations effective and the European Union
•
Lack of convertibility (Amendment to IAS 21) [endorsed as of January 1, 2025]
•
Classification and measure of financial instruments (Amendments to IFRS 9 and IFRS 7) [endorsed as of January 1, 2026]
•
IFRS 18 Disclosures of the financial statements [endorsed as of January 1, 2027]

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

The Group intends to adopt the standards, interpretations, and amendments to the standards issued by the IASB, which are not mandatory in the European Union, when they come into force, if applicable. Although the Group is currently analyzing their impact, based on the analyses carried out to date, the Group estimates that their initial application will not have a significant impact on its consolidated financial statements.

5.
Significant and New Accounting Policies

The accounting policies and valuation standards used when preparing these interim condensed consolidated financial statements are consistent with those used when preparing the 2023 Consolidated Financial Statements and which are detailed therein.

6.
Business Combinations

During the six months ended June 30, 2024, no new business combinations have occurred.

7.
Operating Segments

Basis for segmentation

The Group’s business segment information included in this Note is aligned with the segment information included in the 2023 Consolidated Financial Statements and which are detailed therein.

Information on reportable segments

Information related to each reportable segment is set out below. Segment operating profit (loss) is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate in the same industries.

Reconciliations of information on reportable segments with the amounts reported in the financial statements for the six months ended June 30, 2024

	June 30, 2024
					Consolidated
					adjustments and
(In thousand Euros)	EMEA	NORAM	APAC	Total segments	eliminations	Consolidated
Sales of Goods	75,400	12,566	750	88,716	(4,770)	83,946
Sales of Services	4,033	3,890	216	8,139	(192)	7,947
Changes in inventories and raw	(48,397)	(11,635)	(528)	(60,560)	4,811	(55,749)
Employee benefits	(30,233)	(6,584)	(174)	(36,991)	—	(36,991)
Other operating expenses	(22,937)	(4,928)	(297)	(28,162)	200	(27,962)
Amortization and depreciation	(16,972)	(1,445)	(1)	(18,418)	—	(18,418)
Impairment of goodwill	(2,349)	—	—	(2,349)	—	(2,349)
Other income	654	(127)	—	527	—	527
Operating Loss	(40,801)	(8,263)	(34)	(49,098)	49	(49,049)
Total Assets	359,396	162,451	998	522,845	(93,536)	429,309
Total Liabilities	373,956	49,811	1,476	425,243	(93,533)	331,710

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Reconciliations of information on reportable segments with the amounts reported in the financial statements for the six months ended June 30, 2023

	June 30, 2023
					Consolidated
					adjustments and
(In thousand Euros)	EMEA	NORAM	APAC	Total segments	eliminations	Consolidated
Sales of Goods	55,763	7,577	348	63,688	(3,414)	60,274
Sales of Services	2,536	4,949	22	7,507	239	7,746
Changes in inventories and raw	(40,009)	(8,173)	(321)	(48,503)	3,175	(45,328)
Employee benefits	(33,443)	(11,265)	(361)	(45,069)	—	(45,069)
Other operating expenses	(28,476)	(5,987)	(140)	(34,603)	—	(34,603)
Amortization and depreciation	(10,888)	(1,491)	(1)	(12,380)	—	(12,380)
Other income	1,657	97	1	1,755	—	1,755
Operating Loss	(52,860)	(14,293)	(452)	(67,605)	—	(67,605)
Total Assets	364,603	171,624	373	536,600	(97,039)	439,561
Total Liabilities	239,591	62,583	539	302,713	(22,939)	279,774

There have been no significant transactions between segments during the six months ended June 30, 2024 and June 30, 2023, respectively except for inter-segment revenues and changes in inventories and raw materials and consumables used which are eliminated in the column “Consolidated adjustments and eliminations”.

Certain financial assets and liabilities are not allocated to reportable segments, as they are managed on a Group basis. These are reflected in the "Consolidated adjustments and eliminations" column. All finance income and expenses are considered to be part of the Corporate segment and hence no further allocated to the operating segments EMEA, NORAM and APAC.

External revenue by location

The countries where the Group has sold more than 10% of the annual revenue are as follows:

	Year ended June 30,
(In thousand Euros)	2024		2023
	Revenue	%	Revenue	%
Country
Spain	11,484	12%	14,892	22%
United States	13,399	15%	11,840	17%
Italy	4,935	5%	7,016	10%
Germany	22,715	25%	1,896	3%
Other countries	39,360	43%	32,376	48%
Total	91,893	100%	68,020	100%

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

8.
Property, Plant and Equipment
A.
Reconciliation of carrying amount

(In thousand Euros)	Buildings and leasehold improvements	Fixtures and fittings	Plant and equipment	Assets under construction	Total
Balance at December 31, 2023	19,064	3,274	53,747	98	76,183
Additions	206	153	1,007	—	1,366
Disposal	—	—	—	—	—
Transfers	100	1,267	(1,267)	—	100
Other	—	—	—	—	—
Depreciation for the period	(1,179)	(557)	(3,701)	—	(5,437)
Translation differences	2	32	375	—	409
Balance at June 30, 2024	18,193	4,169	50,161	98	72,621
Cost
At December 31, 2023	23,202	4,919	62,997	98	91,216
At June 30, 2024	23,510	6,371	63,112	98	93,091
Accumulated amortization
At December 31, 2023	(4,137)	(1,646)	(9,250)	—	(15,033)
At June 30, 2024	(5,316)	(2,203)	(12,951)	—	(20,470)

Additions to property, plant and equipment for the six months ended June 30, 2024 amounted to Euros 1,366 thousand, and primarily relates to the acquisition of machinery and tools for manufacturing plants.

As of June 30, 2024, additions to property, plant and equipment for which payment was still pending totaled Euros 955 thousand, as compared to Euros 5,849 thousand as of December 31, 2023.

The Group has items in use that were fully depreciated as of June 30, 2024 for an amount of Euros 139 thousand as compared to 85 Euros as of December 31, 2023.

Other information

The Group has obtained insurance policies that cover the carrying amount of its property, plant and equipment.

Capital expenditure commitments amounted to Euros 623 thousand as of June 30, 2024, compared to Euros 775 thousand as of December 31, 2023. These commitments mainly relate to the acquisition of tools and machinery.

There are no other significant contractual obligations to purchase, construct or develop property, plant and equipment assets.

The Group had no restrictions on the sale of its property, plant and equipment and no pledge existed on these assets, at June 30, 2024 and December 31, 2023, respectively, except for the leasehold improvement which cannot be realized and which totaled Euros 23,510 thousand as of June 30, 2024 as compared to Euros 23,202 thousand at December 31, 2023.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

9.
Right of Use Assets and Lease Liabilities

The considerations regarding the lease terms and the recognition exception are consistent with those disclosed in the 2023 Consolidated Financial Statements.

a) Set out below are the carrying amounts of right-of-use assets recognized and the movements during the six months ended June 30, 2024:

(In thousand Euros)	Buildings	Vehicles	Other assets	Total
Balance at December 31, 2023	29,495	1,551	4,377	35,423
Additions	—	116	1,355	1,471
Depreciation for the period	(1,500)	(304)	(1,017)	(2,821)
Translation differences	55	—	—	55
Balance at June 30, 2024	28,050	1,363	4,715	34,128

b) Set out below are the carrying amounts of lease liabilities and the movements during the six months ended June 30, 2024:

(In thousand Euros)	Buildings	Vehicles	Other assets	Total
Balance at December 31, 2023	33,463	1,514	4,000	38,977
Additions to liabilities	—	116	1,355	1,471
Interest on lease liabilities	831	21	111	963
Lease payments	(2,086)	(326)	(957)	(3,369)
Others	—	—	15	15
Translation differences	(113)	(80)	223	30
Balance at June 30, 2024	32,095	1,245	4,747	38,087

An analysis of the contractual maturity of lease liabilities, including future interest payable, is as follows:

(In thousand Euros)	June 30, 2024	December 31, 2023
6 months or less	3,781	3,491
6 months to 1 year	3,130	3,339
From 1 to 2 years	5,365	5,760
From 2 to 5 years	14,638	13,925
More than 5 years	22,968	25,020
	49,882	51,535

Amounts recognized in profit or loss derived from lease liabilities and expenses on short-term and low value leases (IFRS 16 exemption applied) are as follows:

(In thousand Euros)	June 30, 2024	June 30 2023
Interest on lease liabilities (see note 20)	963	593
Expenses relating to short-term and low value leases (see note 18)	1,577	1,151

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

10.
Intangible Assets and Goodwill
a)
Intangible assets

Details and movement of items composing intangible assets are as follows:

(In thousand Euros)	Software	Trademarks, industrial property and customer relationships	Development costs	Other	Total
Balance at December 31, 2023	8,251	19,390	66,408	—	94,049
Additions	1,373	4	14,099	—	15,476
Disposal	—	—	—	—	—
Transfers	1,478	(71)	(1,507)	—	(100)
Amortization for the period	(1,773)	(1,178)	(7,209)	—	(10,160)
Translation differences	42	51	—	—	93
Balance at June 30, 2024	9,371	18,196	71,791	—	99,358
Cost
At December 31, 2023	12,189	20,733	95,297	—	128,218
At June 30, 2024	15,082	20,717	107,889	—	143,688
Accumulated amortization
At December 31, 2023	(3,938)	(1,343)	(28,888)	—	(34,170)
At June 30, 2024	(5,711)	(2,521)	(36,097)	—	(44,329)

During the six months ended June 30, 2024, the Group made investments in several development projects, consisting of payroll expenses and other costs totaling to Euros 14,099 thousand as compared to Euros 28,478 thousand as of December 31, 2023, for which the associated development expenditures met the requirements for capitalization.

The caption of trademarks, industrial property and customer relationships includes trademarks for an amount of Euros 12,354 thousand as compared to Euros 13,205 thousand as of December 31, 2023, customer relationships totaling Euros 2,585 thousand as compared to 2,754 thousand as of December 31, 2023, and industrial properties for an amount of Euros 3,257 thousand as compared to Euros 3,431 thousand as of December 31, 2023.

Total additions to internally developed intangibles (Development costs and Software) amounted to Euros 12,369 thousand for the six months ended June 30, 2024 as compared to Euros 26,182 thousand as of December 31, 2023; these additions correspond to the capitalization carried out by the Group in relation to product development , specifically for the DC products under the names of Quasar and Supernova, AC products under the names of Pulsar, Cooper and Commander and MyWallbox software

The average remaining amortization term for these assets is between 3 and 5 years.

Additions to patents, licenses and similar, and computer software totaled Euros 1,377 thousand for the six months ended June 30, 2024, as compared to Euros 3,481 thousand for the year ended December 31, 2023 and due primarily to the implementation of new software applications. The patents and customer relationships category also include the registration of brands, logos, and design patents for different chargers.

The Group has items in use that were fully depreciated as of June 30, 2024 for an amount of Euros 1,536 thousand, as compared to Euros 880 as of December 31, 2023.

As of June 30, 2024, additions of intangible assets for which payment was still pending totaled Euros 1,430 thousand, as compared to Euros 1,952 thousand at December 31, 2023. The Group has no restrictions on the realizability of its intangible assets and no pledge existed on these assets as of June 30, 2024 and December 31, 2023, respectively.

As of June 30, 2024, there were commitments for the acquisition of intangible assets for Euros 1,426 thousand, as compared to Euros 1,127 thousand at December 31, 2023 relating to the current projects of R&D.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

b)
Goodwill

The Goodwill breakdown by CGU as of June 30, 2024, and December 31, 2023, is as follows:

(In thousand Euros)	June 30, 2024	December 31, 2023
Ares	4,424	4,424
Coil	3,199	3,101
Nordics	—	2,403
Electromaps / Software	3,457	3,457
Total	11,080	13,385

During the six months ended June 30, 2024, no impairment indicators existed that could lead to the existence of impairment in relation to the goodwill or intangible assets of the Group, except for Nordics CGU. As a consequence of the reduction in activity in this market, the Group have identified impairment indicators and, as a result, management have performed an impairment test for this CGU as of June 30, 2024. For the rest of CGUs, the goodwill will be tested for impairment annually before year end, once budgets are approved.

Nordics

Nordics is the cash-generating unit focused on the development of the electric charger market for the Group in Scandinavia, capitalizing on the existing customer base and institutional experience obtained as the installation provider of Intelligent Solutions. The recoverable amount of the Nordics CGU has been determined based on a value in use calculation, which utilized cash flow projections covering a five-year period, based on the forecast for 2024 and 2024 financial budget approved by senior management.

The projected cash flows have been built to reflect the increasing demand for EV chargers and associated services in this region. The pre-tax discount rate applied to cash flow projections is 14.5% (2023: 15.07%), and cash flows beyond the five-year period are extrapolated using a 1.5% (2023: 1.5%) growth rate. In addition, management has revisited forecast due to the low performance during the 6-month period ended June 30, 2024 driven by local regulatory changes. As a result of this analysis, the company has booked an impairment for an amount of Euros 2,349 thousand.

Key assumptions utilized in the value in use calculation for this cash generating unit, are as follows:

• Revenue and EBITDA:

In the Nordics countries, we have considered the updated forecast for 2024 keeping the other key assumptions as disclosed in the 2023 Consolidated financial statements.

• Discount rates:

Discount rates represent the current market assessment of the risks specific to each CGU and take into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates.

The discount rate calculation is based on the specific circumstances of the Group and its CGUs and is derived from the Group’s weighted average cost of capital (WACC). The WACC takes into account costs associated with both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group is obliged to service.

Business-specific risk is incorporated by applying individual beta factors. The beta factors have been evaluated annually based on publicly available market data.

Alpha factor adjustments to the discount rate are made to consider unit specific factors such as the size, liquidity, and market (in addition to other factors) in order to reflect a pre-tax discount rate.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

11.
Financial Assets and Financial Liabilities

The following table shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy.

Financial assets

A.
Current and non-current financial assets

	June 30, 2024		December 31, 2023
(In thousand Euros)	Non-current	Current	Non-current	Current
Customer sales and services	—	41,914	—	43,258
Other receivables	—	676	—	140
Loans to employees	180	—	180	18
Trade and other financial receivables	180	42,590	180	43,416
Guarantee deposit	1,399	—	1,341	—
Non-current financial assets	1,399	—	1,341	—
Guarantee deposit	—	169	—	82
Financial investments	—	5,833	—	5,728
Other current financial assets	—	6,002	—	5,810
Total	1,579	48,592	1,521	49,226

Trade and other financial receivables are mainly amounts due from customers for goods sold or services performed in the ordinary course of business. They are due for settlement in the short term (less than 1 year) and therefore are classified as current. Trade and other financial receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, in which case they are recognized at fair value. The Group holds the trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

The carrying amount of the customer sales and services includes receivables which are subject to a factoring arrangement. Under this arrangement, the Group has transferred the relevant receivables to the factor in exchange for cash and is prevented from selling or pledging the receivables. However, the Group has retained late payment and credit risk. Therefore, the Group continues to recognize the transferred assets in their entirety in its statement of financial position.

The amount repayable under the factoring agreement is presented as secured borrowing. The Group considers that the held-to-collect business model remains appropriate for these receivables and hence continues to measure them at amortized cost.

As of June 30, 2024, other current financial assets include financial investments, such as investment funds in financial institutions, totaling Euros 5,833 thousand as compared to Euros 5,728 thousand at December 31, 2023.

These financial investments are deposits managed by financial institutions in investment funds to obtain profitability. The Group has considered their classification as current assets because it expects to liquidate these investments in the following 12 months.

B.
Expected credit loss assessment as of June 30, 2024 and December 31, 2023.

The Group applies the IFRS 9 simplified approach to measuring expected credit losses using a lifetime expected credit loss provision for trade receivables and contract assets. To measure expected credit losses on a collective basis, trade receivables and contract assets are grouped based on similar credit risk and aging. The contract assets have similar risk characteristics to the trade receivables for similar types of contracts.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

The impairment of trade receivables is recognized under “Expected credit loss for trade and other receivables” in other operating expenses.

The total expense recognized in profit or loss during the six months ended June 30, 2024 was Euros 1,195 thousand and Euros 1,380 thousand for the six months ended June 30, 2023. This amount includes Euros 328 thousand corresponding mainly to the impact of final uncollectible balances. The allowance for doubtful debts provision as of June 30, 2024 estimated based on the expected credit loss, was Euros 2,364 thousand, as compared to Euros 1,536 thousand as of December 31, 2023, for amounts outstanding less than 180 days as at reporting date. Additionally, the Company has recognized as of June 30, 2024, a bad debt provision for amounts outstanding 180 days or longer for Euros 4,875 thousand, as compared to Euros 4,836 thousand as at December 31, 2023, which has been calculated taking into account specific accounts receivable considered doubtful.

The expected loss rates are based on the Group’s historical credit losses.

C.
Financial assets by class and category

		June 30, 2024
(In thousand Euros)	Financial assets measured at amortized cost	Financial assets measured at fair value with changes in PL	Financial assets measured at fair value with changes in OCI	Total
Customer sales and services	41,914	—	—	41,914
Other receivables	676	—	—	676
Loans to employees	180	—	—	180
Trade and other financial receivables	42,770	—	—	42,770
Guarantee deposit	1,399	—	—	1,399
Non-current financial assets	1,399	—	—	1,399
Guarantee deposit	169	—	—	169
Financial investments	336	5,258	239	5,833
Other current financial assets	505	5,258	239	6,002

		December 31, 2023
(In thousand Euros)	Financial assets measured at amortized cost	Financial assets measured at fair value with changes in PL	Financial assets measured at fair value with changes in OCI	Total
Customer sales and services	43,258	—	—	43,258
Other receivables	140	—	—	140
Loans to employees	198	—	—	198
Trade and other financial receivables	43,596	—	—	43,596
Guarantee deposit	1,341	—	—	1,341
Non-current financial assets	1,341	—	—	1,341
Guarantee deposit	82	—	—	82
Financial investments	302	5,187	239	5,728
Other current financial assets	384	5,187	239	5,810
Total	45,321	5,187	239	50,747

Financial assets measured at FVTOCI correspond to investments in hedge funds whose quotation is considered level 1 for fair value purposes.

The financial investments valued at FVTPL relate to investment funds held at financial institutions. These financial assets are also considered level 1 for fair value purposes.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

The rest of the financial assets (both current and non-current) are measured at their amortized cost, which does not materially differ from their fair value.

Financial liabilities

A.
Loans and borrowings

	June 30, 2024		December 31, 2023
(In thousand Euros)	Non-current	Current	Non-current	Current
Loans	90,925	30,148	80,861	32,037
Working capital line of credit	—	95,609	—	94,459
Loans and borrowings	90,925	125,757	80,861	126,496
Derivative warrant liabilities	—	1,977	—	3,119
Lease liabilities (see note 9)	33,232	4,855	34,063	4,914
Total	124,157	132,589	114,924	134,529

Financial liabilities are measured at their amortized cost, which does not differ from their fair value (it is considered that the interest rates applicable to all of them still represent market spreads), except for the derivative warrant liability which is measured at FVTPL.

The working capital lines of credit are a type of short-term financing used to cover ongoing business’s operations. These small-business loans are not used to fund large investments and are renewed every 90 days.

Loans and borrowings

Bank Loans

As of June 30, 2024, the Group had available credit lines and other financing products of Euros 135,415 thousand, compared to Euros 130,670 thousand as of December 31, 2023, of which a total of Euros 95,589 thousand have been drawn down, compared to Euros 94,442 thousand as of December 31, 2023. In addition to the aforementioned financing products, the Company engages in non-recourse factoring with a limit of Euros 12.000 thousand at June 30, 2024 (Euros 12,000 thousand at December 31, 2023) of which Euros 2,530 thousand have been disposed as June 30, 2024 (Euros 1,630 thousand at December 31, 2023).

Interest expenses from banks loans amounted to Euros 8,520 thousand as of June 30, 2024, compared to Euros 6,049 thousand as of June 30, 2023 (See Note 20).

The Group has loans which require compliance with certain financial covenants. As of June 30, 2024, the Group met these financial covenants or has obtained the corresponding waiver issued by the bank.

Details of the maturities, by year, of the principal and interest of the loans and borrowings as of June 30, 2024 and December 31, 2023, are as follows:

(In thousand Euros)	June 30, 2024		December 31, 2023
1 July 2024 - 30 June 2025	129,974	2024	136,179
1 July 2025 - 30 June 2026	29,504	2025	31,317
1 July 2026 - 30 June 2027	43,281	2026	26,379
1 July 2027 - 30 June 2028	16,265	2027	17,699
1 July 2028 - 30 June 2029	8,287	2028	12,831
More than five years	2,929	More than five years	4,784
	230,240		229,189

Details of the loans and borrowings as of June 30, 2024 and December 31, 2023 are as follows:

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

	June 30, 2024
(In thousand Euros)	Currency	Less than 1 year	1 to 3 years	Over 3 years	Total
Bank Loans
Fixed rate loan	EUR	11,293	8,683	3,062	23,038
Floating rate loan	EUR	100,391	6,682	7,615	114,688
Covenant Loan	EUR	14,010	49,330	13,047	76,387
		125,694	64,695	23,724	214,113
Borrowings
Fixed rate loan	EUR	63	459	2,047	2,569
		125,757	65,154	25,771	216,682

	December 31, 2023
(In thousand Euros)	Currency	Less than 1 year	1 to 3 years	Over 3 years	Total
Bank Loans
Fixed rate loan	EUR	19,927	4,914	429	25,270
Floating rate loan	EUR	98,149	6,201	10,274	114,624
Covenant Loan	EUR	8,270	36,818	19,719	64,807
		126,346	47,933	30,422	204,701
Borrowings
Fixed rate loan	EUR	150	459	2,047	2,656
		126,496	48,392	32,469	207,357

As of June 30, 2024, the Group had loans at variable interest rates referenced to Euribor plus a differential between 1.60% and 8.0% and at fixed interest rates that range between 0% and 5.60%, respectively, compared to variable rates referenced to Euribor plus a differential between 3% and 8% and fixed rates between 0% and 5.67%, respectively, during fiscal year ended December 31, 2023.

Borrowings

As of June 30, 2024, loans from a government entity (“CDTI”) total Euros 2,569 thousand as compared to Euros 2,656 thousand as of December 31, 2023.

Derivative warrant liabilities

Derivative warrant liabilities correspond to Public and Private Warrants issued by Kensington and BBVA warrants, which have been assumed by Wallbox.

Movement in the derivative warrant liabilities during the six-months ended June 30, 2024 is summarized below:

	Public Warrant		Private Warrant		BBVA Warrant		Total
	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros
At December 31, 2023	5,259,506	713	8,883,333	1,202	1,007,894	1,204	15,150,733	3,119
Public warrants exercises in January 2024	(387)	—	—	—	—	—	(387)	—
Change in fair value of derivative warrant liabilities	—	(279)	—	(472)	—	(488)	—	(1,239)
Exchange differences	—	21	—	38	—	38	—	97
At June 30, 2024	5,259,119	455	8,883,333	768	1,007,894	754	15,150,346	1,977

Public Warrants are listed and have been measured at fair value using the quoted price (Level 1). As of June 30, 2024, the fair value of the Public and Private Warrants was USD 0.09 based on the public quote of Public Warrants. The fair value of the BBVA Warrants was USD 0.80 based on a Black-Scholes valuation methodology for options and warrants.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Reconciliation of movements of liabilities to cash flows arising from financing activities

(In thousand Euros)	Loans and borrowings	Derivative warrant liabilities	Lease liabilities	Total
Balance at January 1, 2024	207,357	3,119	38,977	249,453
Proceeds from loans	378,428	—	—	378,428
Principal paid on lease liabilities	—	—	(2,406)	(2,406)
Interest paid on lease liabilities	—	—	(963)	(963)
Repayments of loans	(367,681)	—	—	(367,681)
Interest and bank fees paid	(11,105)	—	—	(11,105)
Total changes from financing cash flows	(358)	—	(3,369)	(3,727)
The effect of changes in foreign exchange rates	54	97	30	181
Change in fair value of derivative warrant liabilities	—	(1,239)	—	(1,239)
New leases	—	—	1,471	1,471
Interest and bank fees expenses	9,629	—	963	10,592
Other	—	—	15	15
Total liability-related other changes	9,629	(1,239)	2,449	10,839
Balance at June 30, 2024	216,682	1,977	38,087	256,746

B.
Trade and other financial payables

Details of trade and other financial payables as of June 30, 2024 and December 31, 2023 are as follows:

(In thousand Euros)	June 30, 2024	December 31, 2023
Suppliers	30,411	36,538
Personnel (salaries payable)	5,269	5,843
Customer advances	1,268	2,700
Total	36,948	45,081

Trade and other payables are unsecured and are typically paid in less than 12 months upon recognition. The carrying amounts of trade and other payables are considered equal to their fair values, due to their short-term nature.

12.
Inventories

Details of inventories as of June 30, 2024 and as of December 31, 2023 are as follows:

(In thousand Euros)	June 30, 2024	December 31, 2023
Raw materials	33,918	41,066
Work in progress	33,535	31,623
Finished goods	17,454	19,789
Total	84,907	92,478

The Group has insurance policies in place to cover all inventories, with specific global insurances coverage for each of the Group’s warehouses.

There were no commitments for the purchase of inventories as of June 30, 2024 and December 31, 2023. Advance payments to suppliers for the acquisition of inventories as of June 30, 2024 were Euros 4,057 thousand, as compared to Euros 4,357 thousand as of December 31, 2023.

Based on current information, the Group has booked an inventory provision of Euros 3,501 thousand as of June 30, 2024 to cover the impact of slow-moving and accrual obsolescence inventories, as compared to Euros 2,885 thousand at December 31, 2023.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

13.
Cash and Cash Equivalents

Cash and cash equivalents are comprised of the following:

(In thousand Euros)	June 30, 2024	December 31, 2023
Cash	3	17
Bank and other credit institutions	23,527	28,786
Bank and other credit institutions, foreign currency	29,954	35,441
Other cash equivalents	6,264	36,914
Total	59,748	101,158

We maintain cash and cash equivalents with major financial institutions.

Details of cash at banks and other credit institutions with balances held in foreign currency are as follows:

(In thousand Euros)	June 30, 2024	December 31, 2023
USD	21,764	30,686
GBP	6,267	3,356
NOK	63	29
SEK	1,207	1,024
DKK	637	346
CNY	16	—
Total	29,954	35,441

14.
Capital and Reserves

Share capital and share premium

As of June 30, 2024 issued share capital of the Company was as follows:

	Shares (number)	Share Capital (in thousand Euros)
Class A shares of euro 0.12 nominal value each	194,050,400	23,293
Class B shares of euro 1.20 nominal value each	18,500,793	22,201
Class C shares of euro 1.08 nominal value each	4,770,000	5,152
Total	217,321,193	50,646

All the shares issued were fully paid as of the date of the capital increases. Wallbox’s Class A Shares, Class B Shares and Conversion Shares (“Class C Shares”) provide their holders with same economic rights; however, Class B Shares provide holders with ten (10) votes per share, Class C Shares provide holders with nine (9) votes per share and Class A Shares provide holders with one (1) vote per share.

Wallbox’s Class A Shares began trading on the NYSE under the “WBX” symbol on October 4, 2021.

As of June 30, 2024 and December 31, 2023, authorized share capital was as follows:

June 30, 2024	Shares (number)	Nominal (Euros)	Share Capital (in thousand Euros)
Class A Shares	404,770,000	0.12	48,572
Class B Shares	45,230,000	1.20	54,276
Conversion shares	4,770,002	1.08	5,152
Total	454,770,002		108,000

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

December 31, 2023	Shares (number)	Nominal (Euros)	Share Capital (in thousand Euros)
Class A Shares	401,020,000	0.12	48,122
Class B Shares	48,980,000	1.20	58,776
Conversion shares	1,020,002	1.08	1,102
Total	451,020,002		108,000

During the six months ended June 30, 2024, there were the following share capital and share premium movements:

	Shares (number)	Price per Share (Euros)	Share Capital (In thousand Euros)	Share Premium (In thousand Euros)
At December 31, 2023	211,161,261		50,352	481,615
January 2024: Stock option plan execution (MSOP/Warrants) (Class A shares)	219,240	0.12	26	151
February 2024: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	234,625	0.12	28	923
March 2024: Stock option plan execution (MSOP/RSU) (Class A shares)	622,615	0.12	75	1,312
March 2024: Change Cass B shares into Class A shares and Class C shares	3,750,000	—	—	—
April 2024: Stock option plan execution (MSOP/RSU) (Class A shares)	684,537	0.12	82	4,816
May 2024: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	100,708	0.12	12	400
June 2024: Stock option plan execution (MSOP/ESOP/RSU/ESPP) (Class A shares)	548,207	0.12	66	657
Other movements	—	—	5	(276)
At June 30, 2024	217,321,193		50,646	489,598

The capital increases that have taken place during the six months ended June 30, 2024 correspond mainly to the stock plans execution (see Note 19) and the warrants execution (see Note 11).

Additionally, during the six months ended June 30, 2024, the Company has exchanged 3,750,000 Class B ordinary shares with a nominal value of Euro 1.20 per share (“Class B Shares”) for 3,750,000 Class A Shares with a nominal value of Euro 0.12 per share and 3,750,000 Class C Shares with a nominal value of Euro 1.08 per share.

Nature and purpose of reserves

Accumulated deficit

As of June 30, 2024, consolidated accumulated deficit amounts to Euros 478,429 thousand, as compared to Euros 420,195 as of December 31, 2023.

A free distribution is restricted for the amount of capitalized internal development costs as carried on the consolidated statement of financial position. As of June 30, 2024, the amount of capitalized development costs as carried on the consolidated statement of financial position amounts to Euros 71,791 thousand, as compared to Euros 66,408 thousand as of December 31, 2023, as further detailed in Note 10.

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations, as well as the effective portion of any foreign currency differences arising from hedges of a net investment in

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements a foreign operation. This legal reserve is not freely distributable. This reserve amounts to Euros 9,741 thousand as of June 30, 2024, as compared to Euros 5,868 thousand as of December 31, 2023.

Other equity components:

Share-based payments

The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. This reserve was Euros 24,939 thousand as of June 30, 2024, as compared to Euros 31,223 thousand as of December 31, 2023. Refer to Note 19 for further details of these plans.

Equity-settled earn-out

In addition, this caption includes Euros 1,079 thousand corresponding to the amount to be paid in shares for to the acquisition of Ares (2022: Euros 921 thousand).

Measurement adjustments to financial assets through OCI

Investments in hedge funds referred to in Note 11 are measured at fair value at year end. The change in their valuation is recognized as other equity components through other comprehensive income.

15.
Provisions

Details of the provisions are as follows:

At June 30, 2024	Non-current		Total	Current
(In thousand Euros)	Other	Service warranties	Non- current	Service warranties	Total Current
Carrying amount at the beginning of the year	11,652	2,184	13,836	1,752	1,752
Charge / (Credit):	427	693	1,120	(133)	(133)
(+) additional provisions recognized, net	1,278	1,380	2,658	764	764
(+/-) Short-term transferred	—	—	—	—	—
(-) Amounts used during the year	(851)	(687)	(1,538)	(897)	(897)
Carrying amount at year end	12,079	2,877	14,956	1,619	1,619

At December 31, 2023	Non-current		Total Non-	Current	Total
(In thousand Euros)	Other	Service warranties	current	Service warranties	Current
Carrying amount at the beginning of the year	120	1,319	1,439	1,318	1,318
Business combinations	10,405	—	10,405	—	—
Charge / (Credit):	1,127	865	1,992	434	434
(+) additional provisions recognized, net	1,245	3,060	4,305	—	—
(+/-) Short-term transferred	—	(1,752)	(1,752)	1,752	1,752
(-) Amounts used during the year	(118)	(443)	(561)	(1,318)	(1,318)
Carrying amount at year end	11,652	2,184	13,836	1,752	1,752

Service warranties

Products developed and sold by the Group are under warranty for a period of three years and, therefore, a provision is recognized to cover the costs that could be incurred in relation to projects and products under warranty. This provision is estimated based on prior periods actual warranty costs incurred, considering those product sales under warranty.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Other provisions

As of June 30, 2024, “Other” provisions caption includes mainly the variation of the contingent consideration (earn-out) related to Ares acquisition and put option liability related to ABL acquisition amounting to Euros 749 thousand and Euros 11,317 thousand, respectively, and the provision for indemnities of an amount of Euros 13 thousand.

As of June 30, 2024 there are various ongoing claims in relation to commercial agreements, amounting to a maximum exposure of 1.8 million euros. The Company, along with its external advisors, assesses the likelihood of success of the claim as possible, but not probable, and therefore no provision has been recorded in relation to these claims. At this stage, the negotiations are ongoing.

16.
Government Grants

Details of Government grants as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024		December 31, 2023
Grants	Government Entity	Non-current Liability	Current liability	Non-current Liability	Current liability
Movilidad 2030	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	659	81	701	88
Flexener	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	94	28	118	31
Magnetor	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	8	6	13	7
Zeus Ptas	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	463	6	475	7
Alt Impacte	Agencia para la Competitividad de la Empresa de la Generalitat de Catalunya (ACCIÓ)	369	44	389	49
Minichargers	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	54	8	62	9
Electrolinera	Instituto para Diversificación y Ahorro de la Energía (IDEA)	414	—	421	—
Acció - Creació llocs treball	Agencia para la Competitividad de la Empresa de la Generalitat de Catalunya (ACCIÓ)	108	34	110	37
Hermes - Estudios	Ministerio de Industria, Comercio y Turismo	615	203	692	223
Hermes - Desarrollo	Ministerio de Industria, Comercio y Turismo	1,433	46	1,505	51
Hermes - Formación	Ministerio de Industria, Comercio y Turismo	225	44	233	49
Top Gun	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	47	—	47	—
Torres Quevedo	Agencia Estatal de Investigación	79	—	83	—
Total		4,568	500	4,849	551

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

As of June 30, 2024, government grants include the grants assigned to the Group by the “Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)”, by “Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)”, by “Instituto de la Diversificación y Ahorro de la Energía (IDAE)” by "Agencia Estatal de Investigación" and by "Ministerio de Industria, Comercio y Turismo" for an amount of Euros 1,454 thousand, Euros 555 thousand, Euros 414 thousand, Euros 79 thousand, and Euros 2,566 thousand, respectively, to develop new technologies and promote smart mobility solutions.

As of December 31, 2023 government grants include the grants assigned to the Group by the “Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)” and "Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)" and "Instituto para la Diversificación y Ahorro de la Energía (IDAE)" and “Agencia Estatal de Investigación” and “Ministerio de Industria, Comercio y Turismo” for an amount of Euros 1,558 thousand, Euros 585 thousand and Euros 421 thousand and Euros 83 thousand and Euros 2,753 thousand, respectively, to develop new technologies and promote smart mobility solutions.

The impact in the interim condensed consolidated statement of profit or loss and other comprehensive income (recognized in “Net Other income”) for the six months ended June 30, 2024 amounts to Euros 271 thousand, as compared to Euros 1,421 thousand for the six months period ended June 30, 2023.

As of June 30, 2024 Euros 1,615 thousand are pending to be received from government entities, as compared to Euros 3,200 thousand as of December 31, 2023.

17.
Revenue from Contracts with Customers

Disaggregation of revenue from contracts with customers Set out below is the disaggregation of the Group’s revenue from contracts with customers:

(In thousand Euros)	June 30, 2024	June 30, 2023
Sales of goods	83,946	60,274
Sales of services	7,947	7,746
Total	91,893	68,020

The breakdown by geographical segments is as follows:

(In thousand Euros)	June 30, 2024	June 30, 2023
Geographical markets (*):
EMEA	74,741	55,124
NORAM	16,456	12,526
APAC	696	370
Total	91,893	68,020

(*) The differences between geographical markets information and the segment disclosures in the Note 7 comes from the intercompany eliminations.

There is no individual customer exceeding 10% of the total revenues during the six months period ended June 30, 2024 and 2023.

Service revenue includes mainly installations services, software operation and maintenance.

The sale of installation services is always made in combination with the sale of a charger, although they are considered distinct performance obligations. Delivery of the charger and the installation services do not always happen at the same time, leading, in some cases, to chargers being delivered to customers with the installation pending. In this scenario, a contract liability is recognized when invoicing both services prior to rendering the installation services.

A contract liability is recognized if a payment is received or if a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements contract (i.e., transfers control of the related goods or services to the customer). When revenue is not expected to be recognized in the next twelve months, contract liability is classified as a 'Long term deferred income' in the balance sheet.

18.
Expenses
A.
Changes in inventories and raw materials and consumables used

Details of changes in inventories and raw materials and consumables used is as follows:

(In thousand Euros)	June 30, 2024	June 30, 2023
Consumption of finished goods, raw materials and other consumables	53,099	45,979
Scrap stock, slow moving & obsolete accrual	616	(932)
Work carried out by other companies	2,034	281
Total	55,749	45,328

B.
Operating expenses

Operating expenses are mainly as follows:

(In thousand Euros)	June 30, 2024	June 30, 2023
Marketing expenses	2,715	5,735
External temporary workers	994	1,680
Professional services	5,575	6,767
Office expense	3,633	4,216
Delivery	2,359	3,481
Custom duty, tax, penalties	233	297
Utilities and similar expenses	1,917	2,132
Fees	209	517
Insurance premium	978	1,086
Short-term and low value leases (see note 9)	1,577	1,151
Bank Services	477	500
Travel expenses	1,238	1,593
Repairs	1,329	785
Warranty provision	560	853
Other impairments and losses (see note 11)	367	1,569
Expected credit loss for trade and other receivables (see note 11)	828	(189)
Other	2,973	2,430
Total	27,962	34,603

19.
Employee Benefits

Details of employee benefits for the six months ended June 30, 2024 and 2023 are as follows:

(In thousand Euros)	June 30, 2024	June 30, 2023
Wages and salaries	26,659	24,130
Share-based payment plans expenses	1,404	11,059
Social Security	8,928	9,880
Total	36,991	45,069

The Group has not entered into any defined contribution or defined benefit plans for which pensions costs are incurred. The majority of employees are working in Spain and are participating in a state pension plan for which the expenses are included in social security.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Details of the personnel expense recognized for share-based payment transactions are as follows:

(In thousand Euros)	June 30, 2024	June 30, 2023
Management stock option plan	195	2,283
ESPP	77	158
RSU Board	—	227
Performance based earn out in shares and RSUs management Ares	157	274
Performance based earn out in shares and RSUs management Coil	—	1,009
RSU Employees	994	6,919
RSU Management	558	976
Capitalization of share-based payment transactions in intangible assets	(577)	(787)
Total	1,404	11,059

Management Stock Option Plan

As described in the 2023 Consolidated Financial Statements, the shareholders voted to implement a share-based payment plan (the “Management Stock Option Plan” or “MSOP”) to strengthen management’s link with Wallbox and to incentivize and motivate such management. The Management Stock Option Plan grants management stock options to purchase Class A Shares at a per share exercise price equal to Euro 0.0021.

The Company records this share-based payments plan based on the estimated fair value of the award at the grant date and is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award was based on the closest financial round of share capital issued for the firsts grants and the latest ones are based on the estimated market price of the Wallbox’s stock on the date of the grant, in practice the share price of Wallbox at the grant date is used during this reporting period.

Employees Stock Option Plan

As described in the 2023 Consolidated Financial Statements, the shareholders agreed to offer all employees of Wallbox (the “Beneficiaries” or, individually, the “Beneficiary”) the possibility of participating in a share-based payment plan (the “Employee Stock Option Plan” or “ESOP”) to receive stock options (the “Options”) to purchase a certain number of Class A Shares of the Company.

The service-based vesting condition for awards under the Employee Stock Option Plan was completed as of December 31, 2020. All the Options granted will be available for execution when one of the liquidity events described in such plan takes place.

The Company records the share-based payments under such plan based on the estimated fair value of the award at the grant date and is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award was based on the closest financial round of share capital issued for the initial grants and the more recent fair value determinations are based on the estimated market price of the Company’s stock on the date of the grant in practice the share price of Wallbox at the grant date is used during this reporting period.

Founders Stock Option Plan

At a meeting held on June 30, 2021, the shareholders of Wallbox Chargers, S.L.U. agreed to implement a share-based payment plan (Founders Stock Option Plan) to strengthen the bond of the founders of Wallbox and in order to align the interests of the founders with the creation of additional value for the Company. The options under the Founders Stock Option Plan have a strike price at a valuation equal to or higher than current market value and allow the founders to benefit from more liquid options which are fully vested and transferable from their date of concession.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

In accordance with the terms and conditions of the Founders Stock Option Plan, these options may be exercised in exchange for Class A Shares, nominal value Euro 0.12 per share (previously nominal value, Euro 0.50). The exercise price of the options is equivalent to Euros 1.93 per share after applying the “Exchange Ratio” of Euro 240.990795184659 per Class A Share (previously Euros 466.24 per Wallbox Chargers S.L.U. share).

The maximum number of Class A Shares that underlie all of the options included in this Founders Stock Option Plan is, at the date of the plan implementation, equivalent to 1,033,609 Class A Shares after applying the Exchange Ratio (previously, 4,289 shares of Wallbox Chargers, S.L.U.).

The Board of Directors of the Company has delivered a personal notice to each founder, with an invitation to participate in the Founders Stock Option Plan, which contain, among others, the number of Options granted to each founder; and, where appropriate, the individual conditions governing the participation of the Beneficiary in the Founders Stock Options Plan. For the purposes of this Founders Stock Option Plan, the date of concession is that date indicated in the Invitation Notice.

These invitations were sent in 2022, so the Group recognized the expense accordingly to the valuation of these options in 2022 as they vested following their grant. The Group valued each option at USD 8.66. To determine the fair value at grant date of these options the Group used American option chain, where each option has a maturity of 5 years.

Each beneficiary must comply with the following conditions in order to exercise the options:

i.
A lock-up period over a three-year period, during which time they will be able to exercise the options proportionally on a monthly basis, however this lock-up period was cancelled in December 2023;
ii.
the Company has not initiated a Temporary suspension of exercise; and
iii.
Any other conditions included in the beneficiary’s Invitation Notice have been fulfilled.

RSUs for Employees

At a meeting held on April 6, 2022, the compensation committee approved the implementation of an Incentive Award Plan pursuant to which awards of restricted stock units (“RSUs”) were granted to employees. Each RSU granted represents a right to receive one listed share of the Company at the end of each vesting period, subject to the grantee’s continued service through the applicable vesting date.

The RSUs vest according to the below schedule, subject to the grantee’s continued service through each applicable vesting date:

•
33% will vest on the 1st anniversary date as from the date of grant.
•
33% will vest on the 2nd anniversary date as from the date of grant.
•
34% will vest on the 3rd anniversary date as from the date of grant.

In addition, the Company granted RSUs to the employees of the subsidiaries that it acquired in the second half of 2022. These RSUs are subject to certain performance-based vesting conditions, which have been considered 100% covered when valuing these RSUs.

The Company records these share-based payments under this plan based on the estimated fair value of the award at the grant date and recognizes the payments as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award is based on the listed share price of the Company on the date of grant.

RSUs for Management

At a meeting held on April 6, 2022, the compensation committee approved an Incentive Award Plan pursuant to which awards of RSUs were granted to management. Each RSU granted represents a right to receive one listed share of the Company at the end of each vesting period, subject to continued service.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

The RSUs are subject to service-based and performance-based vesting conditions and vest as follows:

•
Serviced-Based Condition: one-third of the RSUs are subject to the service-based condition and will vest as follows:
•
50% of this 33% will vest on the 1st anniversary date as from the date of grant,
•
50% of this 33% will vest on the 2nd anniversary date as from the date of grant.
•
Performance-Based Condition: two-thirds of the RSUs are subject to the performance-based condition and will vest as follows:
•
Period 1: 50% will vest:
•
If between April 8, 2025 and April 8, 2029 (both dates included), at any time, the closing stock price (the last price at which the Company stock trades during the regular trading session) equals or exceeds $25 per share for any 20 trading days within any 30 trading days period.
•
Accelerator event: If the Company announces results for the fourth quarter and full year of 2024 of (i) revenue of at least 1B Euro, (ii) the Company’s auditor confirms that the cash flows corresponding to 2024 is positive and (iii) if from December 1, 2024, at any time, the closing stock price (the last price at which the Company stock trades during the regular trading session) equals or exceeds $25 per share for any 20 trading days within any 30 trading days period.
•
Period 2: 50% will vest:
•
If between April 8, 2027 and April 8, 2029 (both dates included), at any time, the closing stock price (the last price at which the Company stock trades during the regular trading session) equals or exceeds $30 per share for any 20 trading days within any 30 trading days period.

Also on November 11, 2022 the Compensation committee approved granting RSUs to certain management personnel of the Group. These RSUs are subject to performance-based vesting conditions only, and such conditions are consistent with the performance-based vesting conditions disclosed above.

The Group has valued each RSUs under such plan as follows:

Service-based condition: This fair value was determined by discounting the forward price of the Company’s stock at each vesting date. The price in this tranche has been based on the spot price at grant date.

Performance-based condition: This fair value has been based on the Company’s price developments according to the Black-Scholes model. Prices for each averaging window are obtained via Monte Carlo simulation.

Additionally, in fiscal year 2023, the Company granted new RSUs to members of the Board of Directors. These RSUs had fully vested in 2023.

ESPP

In January 2023, the Group launched an offering period under the Amended and Restated 2021 Employee Stock Purchase Plan (“ESPP”) for a length of one year, with the purpose of increasing employee engagement and motivation. The offering has been designed in accordance with the 2021 Employee Stock Purchase Plan approved by the Company upon listing in October 2021. The Employee Stock Purchase Plan consists of an offer to buy a maximum of 20,000 shares by each of the Company’s employees who participates in the ESPP with a discount of up to 15%, with a limit of 1% to 10% of annual salary per year.

Movements during the year

The following table illustrates the movements in stock options during the six months ended June 30, 2024, excluding earn out payments in shares for the business combinations of Coil and Ares in 2023:

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Number of warrants	ESOP	MSOP	Founders	RSU Employees	RSU Management	RSU Coil & Ares	ESPP	Total
At December 31, 2023	910,382	3,003,867	1,013,609	2,984,802	1,458,334	350,615	—	9,721,609
Granted	—	—	—	2,302,540	1,200,000	—	439,124	3,941,664
Exercised	(38,317)	(785,222)	—	(895,995)	(191,668)	(59,219)	(439,124)	(2,409,545)
Cancelled	—	—	—	(725,458)	(333,333)	(31,889)	—	(1,090,680)
At June 30, 2024	872,065	2,218,645	1,013,609	3,665,889	2,133,333	259,507	—	10,163,048

20.
Financial income and expenses

Details of financial income and expenses are as follows:

(In thousand Euros)	June 30, 2024	June 30, 2023
Financial income
Fair value gain on financial investments	101	65
Fair value of derivatives	(8)	320
Other finance income	864	184
Total financial income	957	569
Financial Expenses
Interest and fees on bank loans (Note 11)	8,520	6,049
Interest on leases (Note 9)	963	593
Other finance costs	2,091	62
Total financial expenses	11,574	6,704

21.
Loss Per Share

Basic loss per share is calculated by dividing net loss for the period attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

As the Company has losses in all periods, potential ordinary shares from Management Stock Options, Employee Stock Options, RSU plans and Warrants are not dilutive (losses per share would be less and anti-dilution would exist), Hence, these shares are not considered in the calculation of losses per diluted share.

Details of the calculation of basic and diluted loss per share are as follows:

(In thousand Euros)	June 30, 2024	June 30, 2023
Loss for the period	(58,235)	(70,632)
Dilutive effects on earnings per share	—	—
Total loss for basic and diluted earnings per share	(58,235)	(70,632)
Number of shares
Weighted average number of ordinary shares for basic and diluted 'earnings per share (thousand shares)	189,337	175,512
Basic and diluted losses per share (In Euros)	(0.31)	(0.40)

22.
Tax-related balances
A.
Tax credit and other receivables/Other payables

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

(In thousand Euros)	June 30, 2024	December 31, 2023
VAT receivables	2,629	3,800
Government Grant receivables	1,615	3,200
Income tax credit receivables (short term)	1,053	1,258
Income tax credit receivables (long term)	5,847	6,056
Other tax receivable	173	171
Total	11,317	14,485

(In thousand Euros)	June 30, 2024	December 31, 2023
VAT payable	1,820	2,741
Social Security payable	783	1,372
Personal Income Tax payable	1,595	2,096
Deferred tax liability	8,694	9,347
Total	12,892	15,556

B.
Amounts recognized in profit or loss

(In thousand Euros)	June 30, 2024	June 30, 2023
Loss before Tax	(59,501)	(72,253)
Tax income (at 25%)	14,288	18,063
Unrecognized deferred tax assets on tax losses	(14,288)	(18,063)
Deductions and credits generated	(844)	(1,556)
Other adjustments	(422)	(65)
Income tax expense/(income)	(1,266)	(1,621)

As of June 30, 2024 and December 31, 2023 details of unrecognized tax losses to be offset are as follows:

(In thousand Euros)	June 30, 2024	December 31, 2023
2015	47	47
2016	439	439
2017	56	56
2018	1,579	1,579
2019	3,318	3,318
2020	9,025	9,025
2021	122,456	122,456
2022	3,167	3,167
2023	42,480	42,480
2024	36,665	—
Total	219,232	182,567

The tax losses detailed above correspond to the Spanish tax consolidated headed by Wallbox. Tax losses may be offset indefinitely in the future. Additionally, unrecognized tax losses of Wallbox USA Inc. amount to Euros 63,066 thousand as of June 30, 2024 (Euros 54,533 thousand as of December 31, 2023).

The existence of unused tax losses, as well as the lack of track record of generating tax profits, evidences that future taxable profit may not be available to the Group, at least for the near and medium term, as the Company is early stage. Having considered all evidence available and the current investment phase, management determined that there was insufficient positive evidence to support the fact that it is probable that future taxable profits will be available against which to offset the tax losses. Accordingly, no deferred tax asset is recognized in the financial statements.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

23.
Related party disclosures

A. Related parties

Details of transactions and balances with related parties are as follows:

June 30, 2024
(In Thousand Euros)	Shareholders	Joint Venture	Key management	Total
Statement of profit or loss
Revenue	—	—	—	—
Statement of financial position
Accounts receivables and accounts payables	—	—	—	—

	December 31, 2023
(In Thousand Euros)	Shareholders	Joint Venture	Key management	Total
Statement of financial position
Accounts receivables and accounts payables	369	—	—	369

June 30, 2023
(In Thousand Euros)	Shareholders	Joint Venture	Key management	Total
Statement of profit or loss
Revenue	—	—	—	—

Only revenues from shareholders holding a minimal interest in the Group of 50% has been disclosed as a related party transaction in accordance with IAS 24 definitions.

In connection with the June 2023 private placement of Class A Shares, Enric Asuncion Escorsa purchased 387,597 Class A Shares, Orilla Asset Management, S.L. purchased 7,751,938 Class A Shares, AM Gestio, S.L. purchased 1,937,985 Class A Shares, Consilium, S.L. purchased 6,429,330 Class A Shares, Anangu Corp, S.L. purchased 387,597 Class A Shares and Black Label Equity I SCR, S.A. purchased 1,937,985 Class A Shares, in each case, at price of $2.58 per share.

In connection with the December 2023 private placement of Class A Shares, Enric Asuncion Escorsa purchased 65,574 Class A

Shares, Orilla Asset Management, S.L. purchased 327,869 Class A Shares and Inversiones Financieras Perseo, S.L. purchased 98,361 Class A Shares, in each case, at price of $3.05 per share.

B. Remuneration of Directors and Key Management

The remuneration expenses recorded for the members of the Board of Directors for the six months ended on June 30, 2024 and 2023 are as follows:

(In thousand Euros)	June 30, 2024	June 30, 2023
Short-term benefits	340	282
Non-executive directors remuneration	246	180
Share-based payment plan	—	300
Total	586	762

Details of the remuneration expenses recorded for the Company’s senior management (excluding the executive members of the Board of Directors) are as follows:

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

(In thousand Euros)	June 30, 2024	June 30, 2023
Short-term benefits	951	1,118
Termination benefits	390	14
Share-based payment plan expenses	596	1,282
Total	1,937	2,414

No expenses for post-employment benefits were incurred during the six months ended June 30, 2024 and the six months ended June 30, 2023. As of June 30, 2024 and 2023, the Group had no pension or life insurance obligations with members of senior management.

As of June 30, 2024 and 2023, no advances or loans had been granted to members of senior management, nor had the Company extended any guarantees on their behalf.

During the six months ended June 30, 2024, public liability insurance premiums of Euros 310 thousand, as compared to Euros 534 thousand in the six months ended June 30, 2023 had been incurred to be covered for damages or losses that may be incurred by members of the Board of Directors in the performance of their duties. These insurance premiums do however not form part of the remuneration of the members of the Board of Directors and have therefore not been included in the table above.

24.
Financial Risk Management

Risk management policies are established by management, having been approved by the Company’s Board of Directors. Based on these policies, the Finance department has established a number of procedures and controls to identify, measure and manage risks deriving from the activity involving financial instruments. These policies, inter alia, prohibit the Group from speculating with derivatives.

Any activity involving financial instruments exposes the Group to credit risk, market risk and liquidity risk.

a) Credit risk

Credit risk arises from possible losses deriving from failure to comply with contractual obligations on the part of the counterparties of the Group, i.e., the possibility of not recovering financial assets at the amount recognized and within the established term.

The maximum credit risk exposure is as follows:

	June 30, 2024		December 31, 2023
(In thousand Euros)	Non-current	Current	Non-current	Current
Customer sales and services	—	41,914	—	43,258
Other receivables	—	676	—	140
Loans to employees	180	—	180	18
Trade and other financial receivables	180	42,590	180	43,416
Guarantee deposit	1,399	—	1,341	—
Non-current financial assets	1,399	—	1,341	—
Guarantee deposit	—	169	—	82
Financial investments	—	5,833	—	5,728
Other current financial assets	—	6,002	—	5,810
Total	1,579	48,592	1,521	49,226

The Sales and Finance departments establish credit limits for each customer based on information received from an entity specializing in Group solvency analysis. Refer to Note 11 B for further disclosure on the expected credit loss of customer sales and services.

b) Market risk

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Market risk arises from possible losses deriving from fluctuations in the fair value or in future cash flows of financial instruments because of changes in market prices. Market risk includes interest rate, currency and other price risks.

Interest rate risk

Interest rate risk arises from possible losses due to changes in the fair value or the future cash flows of a financial instrument because of fluctuations in market interest rates. The Group loans and borrowings balance as of June 30, 2024 and December 31, 2023 is broken down as follows:

(In thousand Euros)	Currency	June 30, 2024	December 31, 2023
Fixed rate Loan	EUR	25,607	27,926
Floating rate loan	EUR	191,075	179,431
		216,682	207,357

A 100 basis points change in interest rates would mean an increase (decrease) in profit or loss as of June 30, 2024 by Euros 834 thousand, as compared to Euros 900 thousand as of June 30, 2023. This analysis assumes that all other variables are held constant and considers only the effect of interest rates.

	June 30, 2024		June 30, 2023
	Profit or loss		Profit or loss
(In thousand Euros)	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
Floating rate loan	834	(834)	900	(900)

Currency risk

Currency risk is the risk of possible losses due to changes in the fair value of and future cash flows from financial instruments as a result of exchange rate fluctuations.

Cash and cash equivalents, trade and other financial receivables and other current assets / deferred charges are primarily the items included within the Group’s assets and liabilities that are denominated in a currency other than the functional currency.

The following table shows the impact of a reasonably possible strengthening or weakening of the Euro against USD on the Group monetary assets and liabilities as of June 30, 2024 and 2023. This sensitivity analysis assumes that all other variables remain constant and ignores any impact from anticipated sales and purchases. The Group’s exposure to foreign currency exchange for all other currencies is not significant.

	June 30, 2024		June 30, 2023
	Profit or loss		Profit or loss
(In thousand Euros)	Strengthening	Weakening	Strengthening	Weakening
USD (10% movement)	248	(248)	1,023	(1,250)

Other market price risk

The Group has derivative warrant liabilities (see Note 11) measured at FVTPL.

The derivative warrant liabilities of Euros 1,977 thousand as of June 30, 2024, as compared to Euros 3,119 thousand at December 31, 2023, are measured at fair value.

A change of the warrant price by 1% would result in an increase/decrease of the underlying warrant liabilities of Euros 20 thousand.

c) Liquidity risk

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Liquidity risk arises where the Group might not hold, or have access to, sufficient liquid funds at an appropriate cost to settle its payment obligations at any given time.

Details of working capital are as follows:

(In thousand Euros)	June 30, 2024	December 31, 2023
Current assets	204,696	256,924
Current liabilities	176,657	190,774
Total	28,039	66,150

The working capital presented by the Group is sufficient to cover the various commitments arising from its activity.

Details of the maturities, by year, of the principal and interest of the loans and borrowings as of June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024
(In thousand Euros)	Capital	Interest	Total
1 July 2024 - 30 June 2025	125,828	4,146	129,974
1 July 2025 - 30 June 2026	23,920	5,584	29,504
1 July 2026 - 30 June 2027	41,235	2,046	43,281
1 July 2027 - 30 June 2028	15,062	1,203	16,265
1 July 2028 - 30 June 2029	7,822	465	8,287
More than five years	2,815	114	2,929
	216,682	13,558	230,240

d) Capital management

For the purpose of the Group’s capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the Company. The primary objective of the Group’s capital management is to maximize the shareholder value. The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of its financial requirements to attend its business plans. To maintain or adjust the capital structure, the Group may issue new shares or issue/repay debt financial instruments. The Group monitors capital management to ensure that it meets its financial needs to achieve its business objectives while maintaining its solvency.

No changes were made in the objectives, policies, or processes for managing capital with regard to the information disclosed in the 2023.

25.
Events after the Reporting Period

No additional significant events after the reporting period have occurred except of events disclosed below:

On July 30, 2024, we and Generac entered into warrant agreements (the “Warrant Agreements”), pursuant to which we issued to Generac (together with its assignees, the “Warrantholder”), and the Warrantholder subscribed for and acquired, (a) an aggregate of 11,135,873 warrants exercisable until May 8, 2029 and (b) an aggregate of 1,967,098 warrants exercisable until July 30, 2028, in each case for an equal number of our Class A Shares, at an exercise price of up to $3.05 per Class A Share (which exercise price may be lowered at the sole discretion of the Company prior to the Expiration Date (as defined in the Warrant Agreements). The Warrant Agreements also provide for a redemption right in our favor when the reported trading price of our Class A Shares is at least $6.00 per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third business day prior to the date when the notice of redemption is given.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

On August 5, 2024, we closed a private placement of Class A Shares, pursuant to which we sold 36,334,277 Class A Shares for aggregate gross proceeds of $45 million to certain existing investors and strategic partners at a price of $ 1.2385 per share. Pursuant to the registration rights we agreed to as part of the private placement, we agreed to file a registration statement for the resale of the Class A Shares purchased in the private placement, which registration statement had been filed as of the date of these financial statements.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

26.
Detail of Wallbox Group subsidiaries

				% Equity interest
Company name	Registered office	Activity	Company holding investment	June 30, 2024	December 31, 2023		Consolidation method
Wall Box Chargers, S.L.U.	Paseo de la Castellana, 95. Planta 28, 28046, Madrid, Spain	Retail innovative solutions for charging Electric Vehicles	Wallbox NV	100%	100%	*	Fully consolidated
Kensington Capital Acquisition Corp II	1400 Old Country Road, Suite 301, Westbury, NY 11590	Special purpose acquisition company	Wallbox NV	100%	100%	*	Fully consolidated
Wallbox Energy, S.L.U.	Calle Foc 68, 08038, Barcelona, Spain	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox UK Limited	378-380 Deansgate, Manchester, United Kingdom M3 4LY	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
SAS Wallbox France	Avenue des Champs Elysées 102, 75008, Paris, France	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
WBC Wallbox Chargers Deutschland GmbH	Oskar-von-Miller-Ring 20, 80333 Munich, Germany	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox Italy, S.R.L.	Piazza Tre Torri 2, 20145 CAP, Milano, Italy	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox Netherlands B.V.	Kingsfordweg 151,1042 GR Amsterdam, The Netherlands	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox USA Inc.	800 W. El Camino Real Suite 180, Mountain View CA 94040, United States	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox Shanghai Ldt.	Unit 05-129 Level 5, No. 482, 488, 492, 518 Xinjiang Road, Jingan District, Shanghai Municipality, China	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox AS	Professor Olav Hanssens vei 7A, 4021 Stavanger, Norway	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox ApS	Rådhuspladsen 16, 1550 København, Denmark	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%	-	Fully consolidated
Wallbox AB	Kistagången 12, 164 40 Kista, Sweden	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%	-	Fully consolidated
Wallbox Oy	PL 747, 00101 Helsinki, Finland	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%	-	Fully consolidated
Electromaps, S.L.U.	Calle Foc 68, 08038, Barcelona, Spain	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Coil, Inc.	1307 Hayes Street Suite 5 San Francisco, CA 94117 US	EV Charge installer	Wallbox USA, Inc.	100%	100%	-	Fully consolidated
AR Electronics Solutions, S.L.U.	Calle Foc 68, 08038, Barcelona, Spain	Manufacture of Electronical components	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox Australia PTY, Ltd	152 Elizabeth Street - Level 4 - Melbourne VIC 3000	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
WBX Chargers Portugal, Unipessoal Lda	Edifício Scala, Rua de Vilar, 235, 2.o andar Porto Concelho: Porto Freguesia: Lordelo do Ouro e Massarelos 4050 626 Porto	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox Belgium BV	1831 Diegem, Pegasuslaan 5, Belgium	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
ABL Gmbh	Albert-Büttner-Straße 11, 91207 Lauf / Pegnitz, Deutschland	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	75%	100%	-	Fully consolidated
ABL Morocco S.A.	Lot 2, Ilot 72 Tanger 90100, Morocco	Retail innovative solutions for charging Electric Vehicles	ABL Gmbh	99%	99%	-	Fully consolidated
ABL Nederland B.V.	Meander 251 6825 MC Arnhem, Netherlands	Retail innovative solutions for charging Electric Vehicles	ABL Gmbh	100%	100%	-	Fully consolidated
ABL (Shangai) Co. Ltd	Yuandong Building, No. 1101 Pudong South Road,200120 Shanghai, China	Retail innovative solutions for charging Electric Vehicles	ABL Gmbh	100%	100%	-	Fully consolidated

(*) direct ownership

(-) indirect ownership